EXHIBIT 9.1

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 8th day of February, 2012 between MERCER INTERNATIONAL INC., a company existing under the laws of the State of Washington (“Mercer”) and IAT Reinsurance Company Ltd. (the “Securityholder”).

RECITALS:

A. The Securityholder and/or its Affiliates are the registered and/or beneficial, direct or indirect, owner of the Securityholder’s Shares;

B. Mercer wishes to effect the Fibrek Transaction which will, among other things, require Mercer to issue more than 20% of the issued and outstanding Mercer Shares and, pursuant to NASDAQ Rules, such issuance requires the approval of Mercer’s shareholders;

C. In connection with the Fibrek Transaction, Mercer will, among other things, convene the Mercer Meeting to approve the Mercer Resolutions; and

D. The Securityholder has agreed to vote in favor of the Mercer Resolutions and certain other matters in respect of the Securityholder’s Shares upon the terms and conditions hereof.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (including the Recitals):

“Affiliate” has the meaning ascribed thereto in the Securities Exchange Act of 1934, as amended.

“Agreement” means this Voting Support Agreement made between Mercer and the Securityholder.

“business day” means any day, other than a Saturday, a Sunday or a United States federal holiday.

“Expiry Date” has the meaning ascribed thereto in Section 3.1(a).

“Fibrek” means Fibrek Inc., a Canadian company whose common shares are listed on the TSX.

“Fibrek Transaction” means an offer by Mercer to acquire all of the issued common shares of Fibrek (including any issued upon exercise of any options), by way of a take-over bid (or a merger, amalgamation, arrangement or other business combination), on the terms and conditions of the Support Agreement.

“Governmental Entity” means any (a) supranational, federal, national, provincial, state, local or other government, governmental department, ministry, court, tribunal, arbitral body, office, commission, board or agency, domestic or foreign, (b) agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body, including any tribunal, stock exchange (including the NASDAQ Global Market), regulatory agency or self-regulatory organization.

“Mercer Meeting” means a special meeting of Mercer shareholders to be held as soon as reasonably practicable and within 70 days of the date hereof to vote upon the Mercer Resolutions.

“Mercer Resolutions” means resolutions of the Mercer shareholders approving: (i) the issuance (inclusive of any warrants or convertible instruments) of up to an aggregate of 15,000,000 Mercer Shares in connection with the Fibrek Transaction; and (ii) any other related matters that may properly come before the Mercer Meeting.

“Mercer Shares” means shares of common stock (par value $1.00) in the capital of Mercer.

“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative or Governmental Entity.

“Securityholder’s Shares” means the number of Mercer Shares set beside the Securityholder’s name on the execution page hereof, being all of the Mercer Shares owned legally or beneficially, either directly or indirectly, by the Securityholder and/or its Affiliates or over which the Securityholder and/or its Affiliates exercises control or direction, either directly or indirectly, and includes any Mercer Shares otherwise acquired by the Securityholder and/or its Affiliates after the date hereof.

“Support Agreement” means a Support Agreement to be entered into by Mercer and Fibrek in respect of the Fibrek Transaction on terms customary for such agreements.

“Transaction Price” means the price per common share of Fibrek to be offered and/or paid (in cash, securities of Mercer and/or a combination of both) pursuant to the Fibrek Transaction.

1.2	Singular, Plural, Headings, Date for Action, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders. The division of this Agreement into Articles and Sections and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of this Agreement. In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day

1.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the State of Washington and any federal laws applicable to agreements made and to be performed in the United States. Each of the parties to this Agreement hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the State of Washington in respect of all matters arising under and in relation to this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to Mercer (and acknowledges that Mercer is relying on the same) that:

(a)	The Securityholder has the legal capacity (including if such Securityholder is a corporation or other legal entity, due authorization) to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(b)	This Agreement has been duly authorized, executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Mercer, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(c)	The Securityholder’s Shares represent all the Mercer Shares or rights to acquire Mercer Shares held of record or owned beneficially, directly or indirectly, by the Securityholder and/or its Affiliates or for which the Securityholder and/or its Affiliates has or shares any direct or indirect voting power or power of disposition or other control or direction. The Securityholder has voting power and control and direction, directly or indirectly, and power to agree to all of the matters set forth in this Agreement with respect to the Securityholder’s Shares;

(d)	No person has any agreement or option, or any right or privilege (whether by law, pre-emption or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Securityholder or any other Securityholder’s Mercer Shares prior to the Expiry Date; and

(e)	The Securityholder has not previously granted or agreed to grant any ongoing proxy, power of attorney or other voting agreement in respect of the Securityholder’s Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, or any agreement to call meetings of shareholders or give consents or approvals in any affecting the Securityholder’s Shares.

2.2	Representations and Warranties of Mercer

Mercer represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on the same) that:

(a)	Mercer has the corporate power and capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(b)	This Agreement has been duly authorized, executed and delivered by Mercer, and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity; and

(c)	Neither the execution and delivery of this Agreement by Mercer, the consummation by Mercer of the transactions contemplated hereby or thereby nor the compliance by Mercer with any of the provisions hereof will result in any breach of, or be in conflict with, or constitute a default under, the constating documents of by-laws of Mercer.

ARTICLE 3

COVENANTS

3.1	Covenants of the Securityholder

(a)	The Securityholder hereby covenants and irrevocably agrees in favor of Mercer that between the date of this Agreement and the earlier of: (i) the date of termination of this Agreement in accordance with its terms; (ii) the completion of the Mercer Meeting; (iii) the closing of the Fibrek Transaction; (iv) the date Mercer advises it will not be proceeding with the Fibrek Transaction; and (v) 120 days from the date hereof (such earlier date being the “Expiry Date”), neither the Securityholder nor its Affiliates shall grant any proxies or powers of attorney, deposit any Securityholder’s Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Securityholder’s Shares.

(b)	Subject to Section 3.1(c) below, the Securityholder hereby covenants and agrees, from time to time, until the Expiry Date:

(i)	to vote (or cause to be voted) all the Securityholder’s Shares at the Mercer Meeting (including any and all votes by class) in favor of the approval, consent, ratification and adoption of the Mercer Resolutions (and any actions required in furtherance thereof). Upon the request or direction of Mercer, the Securityholder shall promptly execute and deliver a irrevocable proxy in favor of Mercer or its order in respect of the Mercer Resolutions (and the Securityholder shall deliver such proxy at least 5 business days prior to the Meeting Date), and shall have the relevant Securityholder’s Shares counted as part of a quorum in connection with any such meeting relating to matters set forth in this Section 3.1(b);

(ii)	to not, without the prior written consent of Mercer, requisition or join in the requisition of any meeting of the securityholders of Mercer for the purpose of considering any other resolution at the Mercer Meeting;

(iii)	to not make any statements against the Fibrek Transaction or the Mercer Resolutions or any aspect of them and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding or varying such transactions or any aspect thereof;

(iv)	to not sell, assign, dispose of or otherwise transfer howsoever (directly or indirectly) the Securityholder’s Shares (or any interest therein);

(v)	to not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Securityholder’s Shares pursuant to this section 3.1; and

(vi)	if any of the Securityholder’s Shares are registered in the name of a person other than the Securityholder or otherwise held other than personally, the Securityholder will cause the registered owner of such securities to perform all covenants of the Securityholder under this Agreement as if the Securityholder.

(c)	In connection with the Fibrek Transaction, the Transaction Price shall not exceed the maximum amount specified by the Securityholder to Mercer or its counsel on even date hereof.

(d)	The Securityholder covenants and agrees to promptly notify Mercer of the number of any additional Mercer Shares which the Securityholder acquires beneficial ownership or control, directly or indirectly, if any, after the date hereof and prior to the Expiry Date. Any such Mercer Shares shall be included as part of the Securityholder’s Shares and subject to the terms of this Agreement.

(e)	The Securityholder hereby irrevocably consents to: (i) details of this Agreement being set out in any proxy or registration statement or circular produced by Mercer in connection with the Mercer Meeting and the Fibrek Transaction; and (ii) this Agreement being made publicly available.

(f)	The Securityholder agrees that, until the Expiry Date, the Securityholder will not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the approval of the Mercer Resolutions at the Mercer Meeting.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement shall automatically terminate without further action and be of no further force and effect on the Expiry Date. Mercer may also, at any time and without prejudice to any other rights it may have under this Agreement, terminate this Agreement by notice in writing to the Securityholder.

4.2	Effect of Termination

Subject to the following sentence, in the case of termination of this Agreement pursuant to Section 4.1, this Agreement shall terminate and be of no further force or effect, and the parties hereto will have no further obligation or liability to each other. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any wilful or intentional breach of this Agreement prior to such termination.

ARTICLE 5

GENERAL

5.1	Co-operation/Further Assurances

Mercer and the Securityholder will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, before the Mercer Meeting, reasonably require to effectively carry out and perform the full intent and meaning of this Agreement.

5.2	Non-Survival of Representations and Warranties

Subject to the following sentence, the representations and warranties of the Securityholder contained herein shall not survive the termination of this Agreement and shall expire and terminate on the Expiry Date. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any wilful or intentional breach of this Agreement prior to such termination.

5.3	Disclosure

Except as required by applicable laws or as required by any Governmental Entity (including without limitation in respect of any proxy, registration statement or prospectus produced by Mercer), the Securityholder shall not make any public announcement or statement with respect to this Agreement without the prior approval of Mercer.

5.4	Time of the Essence

Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Securityholder and Mercer agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

5.5	Specific Performance and other Equitable Rights

Each of the parties recognizes and acknowledges that this Agreement is an integral part of the Fibrek Transaction and the Support Agreement, that Mercer would not enter into the Support Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other parties to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

5.6	Expenses

Each of the parties shall pay its own legal and other advisory costs and expenses incurred in connection with this Agreement.

5.7	Waiver

Each party hereto agrees and confirms that: (i) any provision of this Agreement may be only amended or waived in writing and signed, in the case of an amendment, by both parties or, in the case of a waiver, by the party against whom the waiver is to be effective; and (ii) no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

5.8	Entire Agreement; Amendment; Third Parties

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by the parties hereto. This Agreement is not intended and does not confer any rights or remedies upon any person other than the parties to this Agreement.

5.9	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (i) on the date of delivery, if delivered in person, (ii) upon confirmation of transmission by the sender’s fax machine, if delivered by facsimile on a business day (or otherwise on the next business day), or (iii) on the first business day following the date of dispatch, if delivered by a nationally recognized next day courier service, to the respective parties at their addresses and fax numbers (as applicable) as follows:

(a)	if to the Securityholder:

IAT Reinsurance Co. Ltd. 48 Wall Street, 30th fl. New York, NY 10005 Attention: Edward A. Kerbs Facsimile: 212-389-5849 Email: tkerbs@iatre.com	with a copy to:	Marguerite Gorman Facsimile: 212-389-5849 Email: mgorman@iatre.com

(b)	if to Mercer:

Mercer International Inc. Suite 1120 700 West Pender Street Vancouver, B.C. V6C 1G8 Attention: David M. Gandossi Facsimile: (604) 684-1094	with a copy to:	Sangra Moller LLP 1000 Cathedral Place 925 West Georgia St. Vancouver, B.C. V6C 3L2 Attention: Harjit Sangra Facsimile: 604-669-8803 Email: hsangra@sangramoller.com

5.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.11	Successors and Assigns

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign or transfer any of its rights or obligations hereunder without the prior consent of the other.

5.12	Electronic Delivery and Counterparts

Each of the parties shall be entitled to rely on delivery by facsimile or email of a copy of this Agreement executed by the other party hereto. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

This Voting Support Agreement shall be effective upon the first date of execution by both parties.

MERCER INTERNATIONAL INC.

	By:	/s/ David M. Gandossi
Name: David M. Gandossi Title: Chief Financial Officer

15,156,223	By:	/s/ Edward A. Kerbs
Number of Mercer Shares held by the Securityholder and/or Affiliates and subject to the terms of this Agreement		Name: Edward A. Kerbs Title: Vice President & Asst Sec.